Filed by Trailblazer Merger Corporation I. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Trailblazer Merger Corporation I

Commission File No. 001-41668

On April 15, 2025, Cyabra Strategy Ltd. posted the following investor presentation to its company website:

Investor Presentation April 2025

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Information About the Proposed Transaction for Investors and Shareholders In connection with the proposed transaction (the “Proposed Transaction”), between Trailblazer Merger Corporation I (“Trailblazer”) and Cyabra Strategy Ltd . (“ Cyabra ”), Trailblazer (or a subsidiary of Trailblazer) filed with the U . S . Securities and Exchange Commission (the “SEC”), a registration statement on Form S - 4 and after the Registration Statement is declared effective, Trailblazer will mail a definitive proxy statement/prospectus relating to the proposed transaction to its stockholders . This press release does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction . Trailblazer may file other documents regarding the proposed transaction with the SEC, and Trailblazer’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus and the other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Cyabra , Trailblazer and the Proposed Transaction . When available, the definitive proxy statement/prospectus and other relevant materials for the proposed transaction will be mailed to stockholders of Trailblazer as of a record date to be established for voting on the proposed transaction and the other matters to be voted upon at a meeting of Trailblazer’s stockholders to be held to approve the Proposed Transaction and such other matters . Additionally, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Trailblazer with the SEC (when they become available) through the website maintained by the SEC at www . sec . gov . In addition, investors and stockholders should note that Trailblazer communicates with investors and the public using its website (www . trailblazermergercorp . com), the SEC filings tab on Trailblazer’s website https : //trailblazermergercorp . com/home/default . aspx#sec - filings) where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Trailblazer with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction . No Representation or Warranties All information is provided “AS IS” and no representations or warranties, of any kind, express or implied are given in, or in respect of, this Presentation . To the fullest extent permitted by law in no circumstances will Trailblazer, Cyabra or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . Neither Trailblazer nor Cyabra has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness . This data is subject to change . In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Cyabra or the Proposed Business Combination . Viewers of this Presentation should each make their own evaluation of the company and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Cyabra will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Use of Projections This Presentation contains projected financial information with respect to Cyabra . Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties . See “Forward - Looking Statements” below . Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Cyabra's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to any projections for the purpose of their inclusion in this Presentation and, accordingly, they have not expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . Industry and Market Data In this Presentation, we rely on and refer to information and statistics regarding market participants in the sectors in which Cyabra competes and other industry data . We obtained this information and statistics from third - party sources, including reports by market research firms and company filings . Financial Information ; Non - GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus or registration statement to be filed by Trailblazer with the SEC, and such differences may be material . In particular, all Cyabra projected financial information included herein is preliminary and subject to risks and uncertainties . Any variation between Cyabra’s actual results and the projected financial information included herein may be material . This presentation also contains non - GAAP financial measures and key metrics relating to the combined company’s projected future performance . A reconciliation of these non - GAAP financial measures to the corresponding GAAP measures on a forward - looking basis is not available because the various reconciling items are difficult to predict and subject to constant change . No Offer or Solicitation This Presentation is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U . S . Securities Act of 1933 , as amended . Participants in the Solicitation Trailblazer, Cyabra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction . Information about Trailblazer’s directors and executive officers including a description of their interests in Trailblazer is included in Trailblazer’s most recent Annual Report on Form 10 - K, including any information incorporated therein by reference, as filed with the SEC . Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC . These documents can be obtained free of charge from the sources indicated above .

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Forward Looking Statements This Presentation contains forward looking statements that are not historical facts within the meaning of the Private Securities Litigation Reform Act of 1995 . Forward looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions . In some cases you can identify these statements by forward - looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions . Examples of such forward - looking statements include but are not limited to express or implied statements regarding Trailblazer's or Cyabra's management team's expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding : the Proposed Transaction ; expectations regarding the use of capital resources, including the time period over which the combined company's capital resources will be sufficient to fund its anticipated operations ; and the expected trading of the combined company's stock on NASDAQ . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward - looking statements . Factors that could cause actual results to differ materially from these forward - looking statements include : the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction ; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Trailblazer and Cyabra to consummate the transactions contemplated by the Proposed Transaction ; risks related to Trailblazer's and Cyabra's ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company's cash resources ; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company ; the effect of the announcement or pendency of the Proposed Transaction on Trailblazer's or Cyabra's business relationships, operating results and business generally ; costs related to the business combination ; the outcome of any legal proceedings that may be instituted against Trailblazer, Cyabra , or any of the irrespective directors or officers related to the business combination agreement or the transactions contemplated thereby ; the ability of Trailblazer or Cyabra to protect the irrespective intellectual property rights ; competitive responses to the Proposed Transaction ; unexpected costs, charges or expenses resulting from the Proposed Transaction ; whether the combined business of Trailblazer and Cyabra will be successful ; legislative, regulatory, political and economic developments ; and additional risks described in the “Risk Factors” section of Trailblazer's Annual Report on Form 10 - K for the fiscal year ended December 31 , 2024 filed with the SEC . Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available on Trailblazer's website, and at www . sec . gov . You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward - looking statements . The forward - looking Statements and other information contained in this Presentation are made as of the date hereof and neither Trailblazer nor Cyabra undertakes any obligation to update publicly or revise any forward - looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws .

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Cyabra’s Mission is to Restore Trust in the Online World

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL THE MARKET OPPORTUNITY Corporations will spend $500B on Disinformation Security by 2028 PRIVATE & CONFIDENTIAL 1: Cumulative spending over the next 4.5 years, not including public sector budgets. 1 Disinformatio n is the Facing Humanity #1 Global Risk

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL DISINFORMATION IS MORE LIKELY TO BE SHARED ON SOCIAL MEDIA AND REACHES VIEWERS FASTER THAN THE TRUTH . Threatens Brand Reputation A fake X account claiming that Eli Lily was offering free insulin resulted in a more than 4% drop in the stock price, costing billions in Market Cap loss . In 2023, the S&P 500 shed $500 Billion in Market Cap in a matter of minutes because of an AI - generated image showing a Pentagon explosion . False allegations of widespread voter fraud has led to decreased trust in the electoral process among segments of the population. Erodes Public Trust Stock Market Manipulation (1) “Fake Eli Lilly Twitter Account Claims Insulin Is Free, Stock Falls 4.37%” Forbes 11/12/2022 (2) “AI - generated photo of fake Pentagon explosion sparks brief stock selloff” NY Post 5/22/2023 1 2

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL CYABRA IS THE FIRST LINE OF DEFENSE AGAINST DISINFORMATION Early Detection Identifying disinformation and propaganda before it spreads widely, preventing its impact from growing. Immediate Response Enabling customers to act quickly to counteract false information and mitigate its effects, limiting damage to public perception and trust. Proactive Monitoring Continuously scanning online platforms for emerging threats and trends in disinformation to stay ahead of new tactics. Transparent Reporting Offering clear, deep and actionable insights to customers and the public, fostering trust through technical intelligence.

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Our SaaS product shields corporations and the public sector by uncovering fake profiles, harmful propaganda, and GenAI content. SOLUTION Leveraging “AI For Good,” the platform is designed to detect emerging threats in near real - time, serving as a crucial early - warning system.

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL OUR TECHNOLOGY CYABRA INVESTOR DECK 2024 PRIVATE & CONFIDENTIAL Collect the Data Collect publicly available data 1 Contextualize Apply NLP algorithms 1. Topic Extraction 2. Narrative Extraction 3. Spam Detection 4. Sentiment Analysis 2 Visual Detection Use AI for Pictures, Videos and GenAI Analytics 3 Determine Authenticity Apply our Machine Learning Models 4 Propaganda Scale Data Clustering and Volume Mapping 5

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL TRUSTED BY THE MEDIA 9,000+ articles in last 3 years

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Conspiracy Theories Claim That Trump's Assassination Was Staged Within minutes of the attempt, Cyabra analyzed that 45% of the conversation was driven by fake profiles, reaching 595M potential views Cyabra detected an AI - manipulated image ( Deepfake ) falsely showing Trump smiling after the incident CASE STUDY: TRUMP ASSASSINATION ATTEMPT FAKE REAL IMAGE Cyabra exposed dangerous conspiracy theories

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Netflix Boycotted Over CEO Personal Donations to Kamala Harris Calls to boycott Netflix grew over 300% as the company was wrongly accused of taking a political stance. Cyabra uncovered that 1 in 4 of the profiles attacking Netflix were fake accounts, reaching nearly 20 million views. jul 23 Jul 24 Jul 25 Jul 26 Jul 27 Jul 28 Jul 29 Jul 24 Jul 25 Jul 26 Jul 27 Jul 28 Negative content: Positive content: 1,093 106 Jul 26, 2024 Negative Positive CASE STUDY: NETFLIX Cyabra identified an attack on brand reputation

14 Cyabra made headlines in late 2022 when it was commissioned by Elon Musk to determine the extent of Twitter’s bots. Cyabra’s product found that Twitter’s inauthentic users stood at over 13%, and continued to provide analysis to Musk and his legal team throughout the acquisition of the social media platform.

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL CUSTOMER ACQUISITION PRIVATE & CONFIDENTIAL The Cyabra Brand With a focus on reliable service, fast technological innovation, and excellent customer support, our brand trust plays a crucial role in influencing potential customers' decisions. Global Sales & Marketing By generating high - quality leads through exceptional content and event planning – sales are equipped with personalized outreach, over multiple physical & online touchpoints. Partner Program & Reach Each of our global allies is a pioneer in the data, crisis management, and disinformation fields. They rely extensively on our product to deepen their visibility and strengthen their defenses.

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL BUSINESS MODEL Pricing Tiered Packages - Usage based Number of seats Premium Features Full / Single Feature OEM Integration Frequency & Scope of Service Product Delivery SaaS (Main) API Managed Services Sales Channels Direct – Outbound & Inbound handled by internal team Indirect – Global partners Subscription Recurring Revenue

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL PARTNERS Social Listening Value Added Resellers Threat Intelligence System Integrators Deep & Dark Web PR & Crisis Agencies

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL CUSTOMERS Corporations Brand Reputation, Crisis & Issues, Communications, and Analysts Governments Open Source Intelligence (OSINT), Election Interference, & Research Analysts CYABRA INVESTOR DECK 2025

“ Cyabra’s AI - powered platform helps us stay ahead of disinformation , giving clients the insights they need to act swiftly and decisively.” Jonny Bentwood Global President, Data & Analytics “Cyabra's advanced AI - driven tool has proven to be uniquely insightful and practical. It has already been widely adopted in Japan. Cyabra is an incredibly important strategic partner for us .” Miyamura Nobuo CEO “ Cyabra can help us reverse - engineer and bring it back to the source. They’ve really done a good job at identifying the disinformation, and presenting it to you in a way that you can best make a decision.” Vincent O’Brien Foreign Service Officer

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL FINANCIALS $ 240 $ 590 $ 2,290 $ 3,490 $4,870 $6,100 0 1,000 2,000 3,000 4,000 5,000 6,000 June 30, 2022 December 31, 2022 June 30, 2023 December 31, 2023 June 30, 2024 December 31, 2024 USD ($) Thousands CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL $ 798 $ 1,922 $ 4,155 0 1,000 2,000 3,000 4,000 2022 2023 2024 ARR Revenues USD ($) Thousands (*) ARR - annualized recurring revenue of term - based contracts from all clients with a term of at least 12 months. ARR is a perfo rmance metric and should be viewed independently of revenue and deferred revenue, and is not intended to be a substitute for, or combined with, any of these GAAP financial measures. ARR is calculated by dividing the to tal contract value of each contract with a term of at least 12 months by the number of years in the term. ARR represents the annualized contract value for all active and contractually binding term - based contracts at the end of a period. Management uses ARR to understand customer trends and the overall health of the Company’s business, helping it to formulate strategic business decisions. (*)

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL CYABRA IS A LEADER IN DETECTING THE RAPID SPREAD OF DISINFORMATION Online Platform Gathering (Depth) Real / Fake Detection

MIKE POMPEO 70th U.S. Secretary of State, and former CIA Director BOARD OF DIRECTORS - Post Listing JOSETTE SHEERAN U.S. Ambassador for Secretary of State, BoD at of Capital Group, Vice Chairman at the Word Economic Forum JAMES FLANAGAN Vice Chairman and COO at PwC DAN BRAHMY CEO at Cyabra YOSSEF DAAR CPO at Cyabra CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL SONNY VU Investor. Sold Misfit for $260m. MIT linguist, mathematician MICHAEL MADON Chief Revenue Officer of ABCorp , SVP and GM at Mimecast, Founder of several companies

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL EXECUTIVE MANAGEMENT DAN BRAHMY CEO & Co - founder IDO SHRAGA CTO & Co - founder YOSSEF DAAR CPO & Co - founder EMMANUEL HEYMANN CRO RAFI MENDELSOHN VP Marketing REUT ESHEL TSHUVA VP People & Operations YAEL SANDLER CFO ELAD FRANKLIN VP Engineering

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Founders are information warfare veterans from the IDF Raised $19M from leading investors such as Founders Fund, OurCrowd , TAU, Summus 70th U.S. Secretary of State Mike Pompeo joined Cyabra’s board In 2024, Cyabra helped protect 19 countries regarding elections interference CYABRA MILESTONES

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL • Cyabra and Trailblazer Merger Corporation I (NASDAQ: TBMC), signed a merger agreement in July 2024 • The transaction is expected to close in Q2 2025 with Cyabra being publicly listed on the NASDAQ • The transaction is subject to the approval of Trailblazer and Cyabra stockholders and a registration statement being declared effective by the SEC • The transaction includes guaranteed PIPE financing of $6M at the closing of the deSPAC , and the potential for an Equity Line of Credit of $25M Post Transaction Ownership TRANSACTION SUMMARY VALUATION - $70M 1 1. Assuming $6M PIPE financing, 100% Redemption rate. Existing Cyabra Shareholders: 64% SPAC Shareholders: 7% PIPE Investors: 6% SPAC Sponsor: 23%

CYABRA INVESTOR DECK 2025 PRIVATE & CONFIDENTIAL Cyabra Uncovers the Good, Bad, and Fake Online THANK YOU!